Blackstone / GSO Long-Short Credit Income Fund
280 Park Avenue
11th Floor
New York, NY 10017

January 21, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549
Attn.: Mr. Larry Greene, Senior Counsel

Re:	Blackstone / GSO Long-Short Credit Income Fund
Registration Statement on Form N-2, File Nos. 333-170154 and 811-22488

Ladies and Gentlemen:

Blackstone / GSO Senior Long-Short Credit Income Fund (the “Registrant”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form N-2 (the “Registration Statement”) be accelerated so that the Registration Statement may become effective at 12:00 p.m., Eastern Standard Time, on January 26, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

•                       the Registrant is responsible for the adequacy and accuracy of the disclosure in the Registration Statement;

•                       should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                       the action of the Commission or its staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                       the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such effectiveness by telephone call to Sarah Cogan of Simpson Thacher & Bartlett LLP at (212) 455-3575.

Very truly yours,

Blackstone / GSO Long-Short Credit Income Fund

By:	/s/ Daniel H. Smith, Jr.
Name: Daniel H. Smith, Jr.
Title: Trustee, Chief Executive Officer and President